SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES HIGH COURT ACTION ON BEHALF OF CONSUMERS TO PREVENT EDREAMS & GOOGLE DECEIVING CONSUMERS WITH MISLEADING ADVERTS AND FALSE PRICES

Ryanair, Europe's favourite airline, today (1 Dec) announced that it had launched High Court proceedings against both eDreams and Google to stop them misleading consumers by advertising non-existent Ryanair fares via the eDreams website and Google search adverts. These practises are prohibited by consumer legislation. As a result, Ryanair has also put the Competition and Consumer Protection Commission on notice of the proceedings.

Screenscraper website eDreams has been allowed by Google to use the misleading subdomains "Ryanair Cheap Flights" and "www.Ryanair.eDreams.com", and a copycat website with identical Ryanair branding, in order to deceive consumers into visiting the eDreams website, and booking with eDreams at inflated fares.

Ryanair has engaged in several legal cases across Europe against screenscraper websites such as eDreams to prevent consumers from being deceived and subjected to false prices and hidden charges. Consumers are also faced with a range of problems when booking through eDreams, such as checked in bags not being recorded, contact details being omitted and additional passengers not being recognised or added to the booking.

Ryanair has no issues with Google selling advertising space, but has repeatedly called on Google to enforce transparency on its online advertising following numerous complaints from Ryanair customers who were deceived into buying on the eDreams website when they thought they were booking on Ryanair.com. Following Google's refusal to stop these false advertising practices (which are in breach of Google's own code of conduct), Ryanair has been left with no alternative than to take legal proceedings against both eDreams and Google in the Irish High Courts.

Ryanair's CMO Kenny Jacobs said:

   "This Google/eDreams action is a repeat of a recently successful German court ruling which has outlawed eDreams deceptive advertising in Germany. This deception and mis-selling has led to a surge of consumer complaints and leaves Ryanair with no choice but to take legal action against both Google and eDreams, who continue to use Google search adverts to deceive consumers into booking Ryanair flights on the eDreams website at inflated fares. Both the subdomain eDreams uses, and the branding and design it employs on this site, are a deliberate attempt to dupe consumers into thinking they are directly booking Ryanair's low fares.

    Ryanair has no commercial agreement with eDreams, who continue to advertise false fares and unlawfully mis-sells Ryanair fares with hidden handling fees. Our repeated calls for greater Google advert transparency, or for Google to comply with their own code of conduct, have been ignored, and in order to prevent 1,000's more consumers being misled on the Google search engine, we have commenced these High Court proceedings.

    We have no problem with Google charging advertisers on its paid search function, but we expect Google to ensure that this advertising is honest and transparent (namely that eDreams advertises as "eDreams" and not as Ryanair), which is what Google's own code of conduct requires and which will prevent more ordinary consumers being deceived by this false and unlawful advertising scam. The German courts have already outlawed this eDreams false advertising, and its time the Irish and UK courts did the same to protect consumers."

ENDS

For further information
please contact:
            Robin Kiely                                            Joe Carmody
            Ryanair Ltd                                            Edelman Ireland
            Tel: +353-1-9451949                           Tel: +353-1-6789333
           press@ryanair.com                              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 December, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary